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82-3327

BY REGISTERED POST [redacted]

02076252

02 SEP 20 AM 9:35

11 September 2002

Exemption No. 33-51010

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Re-appointment of a Director

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Enclosure

VL/jc

dlw 9/23

CoSec\Share Offer 092002\announcement distribution list

Ming Pao Daily News

A18

11 September 2002

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據上市規則、收購守則及購回守則之規定而編製以符合有關規定，並不構成購買之要約，亦非徵求出售或認購任何證券之要約，或非訂立協議進行任何上述事情之邀請，或非旨在徵求要約買賣或認購任何證券。

重新委任董事

繼本公司於二零零二年九月三日就(i)以收購價每股股份3.60港元購回最多173,438,400股股份之計劃有條件自願現金收購建議（「收購建議」）及清洗豁免發出之公佈（「該公佈」）及(ii)截至二零零二年六月三十日止六個月之中期業績（包括郭孔輔先生（「郭先生」）辭任董事一職之公佈），本公司謹此宣佈重新委任郭先生為非執行董事。

根據收購守則附表六第2段，清洗豁免須待（其中包括）本公司遵守收購守則第7條，方予授出。收購守則第7條規定一旦向本公司董事會提出一項善意收購建議，或本公司董事會有理由相信即將出現一項善意收購建議，除非取得理事之同意，否則，董事或本公司附屬公司之任何董事不得請辭，直至收購建議成為或宣佈為無條件或被撤銷或失效（以較遲者為準）為止。郭先生之請辭無意抵觸收購守則，因此，為符合收購守則，郭先生已重新獲委任為董事，並即時生效。郭先生將留任董事一職，直至收購建議成為或宣佈為無條件或被撤銷或失效（以較遲者為準）為止。

警告：鑒於收購建議須待所有條件達成後方可作實，而收購建議未必一定成為無條件，因此股東及有意投資者於買賣股份時應審慎行事。

本公佈未有界定之詞彙與該公佈所用者具相同涵義。

承董事會命
公司秘書
梁慧寶

香港，二零零二年九月十日

本公司各董事對本公佈所載關於本公司之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所載有關本公司之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事項致使本公佈所載有關本公司之內容有所誤導。

* 僅供識別

South China Morning Post

Business P.8

11 September 2002

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules, the Takeovers Code and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.

Re-appointment of a Director

Further to the announcements by the Company dated 3 September 2002 in relation to (i) the proposed conditional voluntary cash offer to repurchase up to 173,438,400 Shares at an offer price of HK$3.60 per Share (the "Offer") and the Whitewash Waiver (the "Announcement") and (ii) the interim results for the six months ended 30 June 2002 (which included the announcement of the resignation as Director of Mr. Chye Kuok Khoon Ho ("Mr. Kuok")), the Company wishes to announce the re-appointment of Mr. Kuok as a non-executive Director.

Pursuant to Paragraph 2 of Schedule VI of the Takeovers Code, the grant of the Whitewash Waiver would be subject to, among other things, the Company complying with Rule 7 of the Takeovers Code, which provides that once a bona-fide offer has been communicated to the board of the Company or the board of the Company has reason to believe that a bona-fide offer is imminent, except with the consent of the Executive, the Directors or any directors of the Company's subsidiaries should not resign until the Offer becomes or is declared unconditional or is withdrawn or lapses, whichever is the later. It was not intended that the resignation of Mr. Kuok would have contravened the Takeovers Code. Accordingly, in order to comply with the Takeovers Code, Mr. Kuok has been re-appointed as a Director with immediate effect and Mr. Kuok will remain as a Director at least until the Offer becomes or is declared unconditional or is withdrawn or lapses, whichever is the later.

WARNING: As the Offer is subject to all the Conditions being fulfilled and it may or may not become unconditional, Shareholders and potential investors are therefore advised to exercise caution when dealing in Shares.

Terms not defined herein shall have the same meaning as those used in the Announcement.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 10 September 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *for identification purpose only*